SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

P.T. Indosat Tbk

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

Indosat’s Bond IV and Indosat’s Syariah Ijarah Bond

were obtaining effective letter from Bapepam

Jakarta, 14 June 2005. PT Indosat Tbk announced that on Monday, 13 June 2005, PT. Indosat Tbk (”Emiten”) obtained effective statement letter from Bapepam for the public offering of its Bond IV Year 2005 worth of Rp 1,100,000,000,000.00 (one trillion and one hundred billion Rupiah) having a tenor of 6 (six) years with a call option at 4th year consisting of Indosat’s Bond IV of 2005 with a flat coupon rate worth of Rp 815,000,000,000.00 (eight hundred and fifteen billion rupiah) and Indosat’s Syariah Ijarah Bond 2005 worth of Rp 285,000,000,000.00 (two hundred and eighty five  billion rupiah).

Indosat’s public offering for its Bond IV and Syariah Ijarah Bond were initially having a total size of Rp 1,000,000,000,000.00 (one trillion rupiah), while the book-building results obtained by PT Andalan Artha Advisindo security was Rp 1,500,000,000,000.00 (one trillion and five hundred billion rupiah), or 150% oversubscribed compared to its initial offering.

The bond was offered with a flat coupon rate of 12%, while the Syariah Ijarah Bond was offered with a period ijarah return installment of Rp 8,550,000,000.00 (eight billion five hundred and fifty million rupiah) paid in every three months. The bond offerings period will commence on 14 June 2005 and will end on 16 June 2005, while the allotment period will be conducted on 17 June 2005.

Proceed obtained from these two bonds offering will be used by issuer for capital expenditures in relation with the issuer’s business expansion through development of its cellular network.

PT. Pemeringkat Efek Indonesia (”PEFINDO”) as the rating company appointed by the issuer, issued the  rating of idAA+; (Double A Plus; Stable Outlook) for Indosat Bond IV and idAA(sy)+ (Double A Plus; Stable Outlook) for Indosat Syariah Ijarah Bond.

Institutions and / or supporting professional advisors which support for this bond offering are    PT Andalan Artha Advisindo Sekuritas as bond offering underwriter, PT Bank Rakyat Indonesia (Persero) Tbk as trustee, Assegaf, Hamzah & Partners as legal counsel, Ny. Poerbaningsih Adi Warsito, SH as notary, and  Prasetio, Sarwoko & Sandjaja as independent auditor.

Indosat is a leading telecommunication and information provider that offers: cellular services  (Mentari, Matrix and IM3), IDD services (IDD 001, IDD 008 and FlatCall 016), fixed wireless services (StarOne), and Multimedia, Data communications and Internet services (MIDI). Indosat's shares are listed on the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed on the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp : 62-21-3869614

Fax : 62-21-3804045

E-mail: investor@indosat.com

Website: www.indosat.com

Estira Tiyassih

PT Andalan Artha Advisindo Sekuritas

Tel : 61-21-5152640

Fax : 62-21-5152644

E-mail : estira@aaasecurities.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

             PT Indosat Tbk.

Date  : June 15, 2005

By  :

_______________________________

Name :   Hasnul Suhaimi

   Title   :    President Director